

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2024

Hui Chun Kit
Chief Executive Officer
Primega Group Holdings Ltd
Room 2912, 29/F., New Tech Plaza
34 Tai Yau Street
San Po Kong
Kowloon, Hong Kong

Re: Primega Group Holdings Ltd
Registration Statement on Form F-1
Filed March 6, 2024
File No. 333-277692

Dear Hui Chun Kit:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1

General

1. Given the size of the offering relative to the number of common shares outstanding and held by non-affiliates, please provide us with a detailed legal and factual analysis explaining your basis for determining that this secondary offering is eligible to be made under Rule 415(a)(1)(i) and why it should not be treated as a primary offering. In responding, please consider the guidance set forth in Question 612.09 of our Securities Act Rules Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate & Construction

cc: Ying Li, Esq.